

GREAT-WEST
LIFECO INC.


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH, D.C. 202 SECTION

May 12, 2005

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- April 13, 2005 (purchase and cancellation).
- April 22, 2005 (purchase and cancellation).
- April 27, 2005 (purchase and cancellation).
- May 10, 2005 (purchase and cancellation).
- May 11, 2005 (purchase and cancellation).

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

L509-01/02



2005-05-11, 19:46:09, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-05-11
Date of transaction	2005-05-06
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid
Private remarks to securities regulatory authorities	

Next

2005-05-11, 19:42:51, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-05-11		
Date of transaction	2005-05-06		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	27.7233	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-05-10, 10:06:03, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	38500		
Filing date	2005-05-10		
Date of transaction	2005-04-29		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	38500		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

 Exemption # 82-34728

2005-05-10, 10:02:57, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-05-10		
Date of transaction	2005-04-29		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	38500		
Unit price or exercise price	27.3413	Currency	Canadian Dollar
Closing balance of securities held	38500		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-04-27, 13:36:43, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	42900		
Filing date	2005-04-27		
Date of transaction	2005-04-22		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	42900		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-04-27, 13:35:09, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-04-27		
Date of transaction	2005-04-22		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	42900		
Unit price or exercise price	27.1299	Currency	Canadian Dollar
Closing balance of securities held	42900		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-04-22, 11:04:59, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	34400
Filing date	2005-04-22
Date of transaction	2005-04-15
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	34400
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-04-22, 11:02:21, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-04-22		
Date of transaction	2005-04-15		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	34400		
Unit price or exercise price	26.9205	Currency	Canadian Dollar
Closing balance of securities held	34400		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid		
Private remarks to securities regulatory authorities			

Next

2005-04-13, 12:53:33, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-04-13
Date of transaction	2005-04-08
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-04-13, 12:51:47, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-04-13		
Date of transaction	2005-04-08		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	27.0195	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchase for cancellation by way of Normal course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

GREAT-WEST
LIFECO INC.


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH. D.C.
202
SECTION

May 16, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Interim Comparative Financial Statements (unaudited) for the period ending March 31, 2005;
- Interim MD&A for the period ending March 31, 2005;
- CEO/CFO Certification dated May 5, 2005;
- Press Release dated May 5, 2005;
- Report of Voting Results;
- Press Release dated May 12, 2005.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

N:\las\qtr\2005\2005-05DIV.doc

Exemption # 82-34728


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH., D.C.
202 SECTION

GREAT-WEST LIFECO INC.

QUARTERLY REPORT

3 MONTHS RESULTS

January 1 to March 31, 2005

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to March 31, 2005

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at March 31, 2005 were approved by the Board of Directors at a meeting held today in London, Ontario.

Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $423 million for the three months ended March 31, 2005, compared to $383 million reported a year ago. On a per share basis, this represents $0.475 per common share for the first quarter of 2005, an increase of 11% compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $419 million, up from $376 million.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- Earnings per common share for the first quarter of 2005, excluding restructuring charges, increased 11% compared to a year ago.
- Return on common shareholders' equity, excluding restructuring costs, was 20.7% for the twelve months ended March 31, 2005.
- Assets under administration at March 31, 2005 totalled $167 billion, up $2.1 billion from December 31, 2004 levels.
- Quarterly dividends declared were 19.5¢ per common share payable June 30, 2005. Dividends paid on common shares for the three months ended March 31, 2005 were 21% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the first quarter of 2005 increased 27% to $186 million from $147 million at March 31, 2004.

Total sales for the three months ended March 31, 2005 were $1.8 billion, an increase of $116 million over the first quarter of 2004. Fee income for the period increased $18 million.

Total assets under administration at March 31, 2005 were $82.6 billion, up $0.9 billion from December 31, 2004 levels, with increases in general fund of $0.2 billion and in segregated funds of $0.7 billion.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the first quarter of 2005 increased 31% to $101 million from $77 million at March 31, 2004.

Total sales for the three months ended March 31, 2005 were $2.1 billion, an increase of $495 million over the first quarter of 2004. Fee income for the period increased $48 million.

Total assets under administration at March 31, 2005 were $39.5 billion, up $0.6 billion from December 31, 2004 levels, with increases in the general fund of $0.3 billion and increases in segregated funds of $0.3 billion.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the first quarter of 2005 in US $, increased 9% to $110 million from $101 million at March 31, 2004. Translated to Canadian $, earnings were $144 million, compared to $159 million in 2004.

Total sales for the three months ended March 31, 2005 were US $645 million, reflecting an increase in Financial Services sales, offset by lower Healthcare sales. Fee income for the period increased by US $29 million.

Total assets under administration at US $37.1 billion at March 31, 2005 were essentially unchanged from December 31, 2004 levels.

CORPORATE

Corporate net earnings results for Lifeco attributable to common shareholders, were a net charge of $12 million for the first quarter of 2005. These results are mostly comprised of restructuring costs related to the CLFC acquisition and U.S. withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries.

GREAT-WEST
LIFECO INC.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.195 per share on the common shares of the Company payable June 30, 2005 to shareholders of record at the close of business June 2, 2005.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share; and
- Series G First Preferred Shares $0.325 per share payable June 30, 2005 to shareholders of record at the close of business June 2, 2005.



Raymond L. McFeetors
President and Chief Executive Officer

May 5, 2005

GREAT-WEST
LIFECO INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interim Report
For the three months ended March 31, 2005

Dated: May 5, 2005

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months ended March 31, 2005 compared with the same period in 2004. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, Europe and United States.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and

ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
March 31, 2005	**$1.21**	**$1.23**	**$1.3178**
December 31, 2004	$1.20	$1.30	$1.5832
March 31, 2004	$1.31	$1.32	$1.5733
British pound			
March 31, 2005	**$2.28**	**$2.32**	**$2.3013**
December 31, 2004	$2.31	$2.38	$2.3238
March 31, 2004	$2.41	$2.42	$2.2085
Euro			
March 31, 2005	**$1.57**	**$1.61**	**$1.6053**
December 31, 2004	$1.63	$1.62	$1.6200
March 31, 2004	$1.61	$1.65	$1.6500

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility - see note 18(c) to the Company's 2004 consolidated financial statements.

BUSINESSES OF LIFECO

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States and Europe. Reinsurance products are provided through Canada Life, London Reinsurance Group (LRG) and their subsidiaries.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers

nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

For the three months ended March 31	**2005**	2004	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 4,528	$ 3,411	33%
Self-funded premium equivalents (ASO contracts)	1,890	2,007	-6%
Segregated funds deposits:			
Individual products	1,572	1,658	-5%
Group products	1,228	2,613	-53%
Total premiums and deposits	9,218	9,689	-5%
Fee and other income	614	532	15%
Paid or credited to policyholders	4,816	3,769	28%
Net income attributable to:			
Common shareholders before restructuring costs (1)	423	383	10%
Restructuring costs after-tax (1)	4	7	-
Common shareholders	419	376	11%
Per common share			
Basic earnings before restructuring costs (1)	$ 0.475	$ 0.428	11%
Restructuring costs after-tax (1)	0.004	0.007	-
Basic earnings after restructuring costs	0.471	0.421	12%
Dividends paid	0.1950	0.16125	21%
Book value per common share	9.38	8.70	8%
Return on common shareholders' equity (12 months)			
Net income before restructuring costs (1)	20.7%	19.8%	
Net income	20.4%	19.5%	
At March 31			
Total assets	$ 97,036	$ 99,338	-2%
Segregated funds assets	69,927	66,147	6%
Total assets under administration	$ 166,963	$ 165,485	1%
Capital stock and surplus	$ 8,857	$ 7,965	11%

(1) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 to the Company's interim financial statements). The costs include $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue (1)	Net income - common shareholders			Adjusted net income - common shareholders (3)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2005	**First quarter**	**$6,434**	**$ 419**	**$ 0.471**	**$ 0.466**	**$ 423**	**$ 0.475**	**$ 0.471**
2004	Fourth quarter	$5,740	$ 409	$ 0.459	$ 0.455	$ 423	$ 0.475	$ 0.471
	Third quarter	4,946	414	0.466	0.462	417	0.468	0.464
	Second quarter	5,884	401	0.448	0.444	407	0.456	0.452
	First quarter	5,301	376	0.421	0.417	383	0.428	0.424
2003	Fourth quarter	$5,657	$ 357	$ 0.403	$ 0.400	$ 365	$ 0.411	$ 0.408
	• Bulk reinsurance	57 (2)						
	• Net	5,714						
	Third quarter	4,912	324	0.370	0.366	336	0.386	0.382
	• Bulk reinsurance	(5,429) (2)						
	• Net	(517)						
	Second quarter	3,994	261	0.357	0.354	N/A	N/A	
	First quarter	4,345	253	0.345	0.341	N/A	N/A	

(1) Total revenue for 2003 and 2004 has been restated to reflect the reclassification of financing charges from net investment income. Financing charges include interest on long-term debentures and other borrowings, previously included in net investment income together with distributions on capital trust securities and preferred shares now classified as debt as described in note 5 to the interim financial statements.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West and GWL&A with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million. This amount has been reduced by $57 million to $5,372 million to reflect the change in foreign currency translation rate in the fourth quarter.

(3) Adjusted net income is presented as a measure of earnings performance before restructuring costs related to the acquisition of CLFC, and incurred during the period. Refer to Non-GAAP Financial Measures on page 1.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	First quarter	$ 4	$ 0.004	$ 0.005
2004	Fourth quarter	$ 14	$ 0.016	$ 0.016
	Third quarter	3	0.002	0.002
	Second quarter	6	0.008	0.008
	First quarter	7	0.007	0.007
2003	Fourth quarter	$ 8	$ 0.008	$ 0.008
	Third quarter	12	0.016	0.016

CONSOLIDATED OPERATING RESULTS

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders, before restructuring costs related to the acquisition of CLFC, was $423 million for the first quarter of 2005, compared to $383 million reported a year ago, an increase of 10%. On a per share basis, this represents $0.475 per common share ($0.471 diluted) for the first quarter of 2005 compared to $0.428 per common share ($0.424 diluted) a year ago.

Net income, after restructuring costs, attributable to common shareholders for the quarter was $419 million or $0.471 per common share ($0.466 diluted), compared to $376 million or $0.421 per common share ($0.417 diluted) for the first quarter of 2004. The improvement is attributable to the Canadian and European operating segments.

Canada – For the first quarter, net income attributable to common shareholders increased to $186 million compared to $147 million in 2004. Group Insurance grew by 22%, Individual Insurance & Investment Products grew 14% and the negative earnings impact from Corporate decreased 71%.

Europe – For the first quarter, net income attributable to common shareholders increased to $101 million compared to $77 million in 2004. Insurance & Annuities increased 39%, while Reinsurance income improved by 10%.

United States – For the first quarter, net income attributable to common shareholders was $144 million compared to $159 million in 2004. In US dollars, Healthcare income is up 1% and Financial Services is up 12%.

Lifeco Corporate – For the first quarter, Corporate net earnings attributable to common shareholders was a charge of $12 million, compared to a charge of $7 million in 2004.

Total revenue for the first quarter of 2005 was $6,434 million and was comprised of premium income of $4,528 million, net investment income of $1,292 million and fee and other income of $614 million. Total revenue for the first quarter of 2004 was $5,301 million. It was comprised of premium income of $3,411 million, net investment income of $1,358 million and fee and other income of $532 million.

Net Income - common shareholders

	For the three months ended March 31		
	2005	2004	% Change
Canada	**$ 186**	$ 147	27%
Europe	**101**	77	31%
United States	**144**	159	-9%
Lifeco Corporate			
Total holding company	**(8)**	-	
Restructuring costs	**(4)**	(7)	
Total Lifeco Corporate	**(12)**	(7)	
Total Lifeco	**$ 419**	$ 376	11%

PREMIUMS AND DEPOSITS

Total premiums and deposits decreased by $471 million compared to 2004, reflecting the conversion of $1,773 million of Canada Life trust business to London Life in the first quarter of 2004.

Premiums and deposits were $9,218 million in total: $4,528 million of risk-based product premiums, $1,890 million of self-funded premium equivalents, and $2,800 million of segregated funds deposits.

For the first three months of 2005, 51% of premium income is from fee-based products (65% in 2004), with the remainder derived from traditional risk-based contracts.

For the Canadian segment, premium income and deposits were $3,480 million. Risk-based products account for 43% of premium income, segregated funds accounts for 43% and the ASO business for 14%.

For the European segment, premium income and deposits were $2,535 million. Fee-based segregated fund products account for 28% of premium income.

For the United States segment, premium income and deposits were $3,203 million. Risk-based products account for 38% of premium income, segregated funds accounts for 18% and the ASO business for 44%.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and administrative services only (ASO) contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis. Fee income, at $614 million, was up $82 million from 2004, predominantly in Europe.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $4.8 billion was paid or credited to policyholders for the three months ended March 31, 2005. This compares with $3.8 billion paid or credited for the three months ended March 31, 2004.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets

	March 31, 2005			
	Canada	**Europe**	**United States**	**Total**
Assets				
Invested assets	$ 40,980	$ 16,893	$ 26,831	$ 84,704
Goodwill and intangible assets	4,999	1,772	55	6,826
Other assets	1,458	2,804	1,244	5,506
Total assets	$ 47,437	$ 21,469	$ 28,130	$ 97,036

	December 31, 2004			
	Canada	Europe	United States	Total
Assets				
Invested assets	$ 40,902	$ 16,494	$ 26,140	$ 83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other assets	1,359	2,842	1,278	5,479
Total assets	$ 47,264	$ 21,114	$ 27,473	$ 95,851

ASSETS

Assets under administration

	March 31 2005	December 31 2004
Invested assets	$ 84,704	$ 83,536
Goodwill and intangible assets	6,826	6,836
Other general fund assets	5,506	5,479
Total assets	97,036	95,851
Segregated funds assets	69,927	69,033
Total assets under administration	$ 166,963	$ 164,884

Total assets under administration

Total assets under administration at March 31, 2005 were $167.0 billion, an increase of $2.1 billion from December 31, 2004. General fund assets increased by $1.2 billion and segregated funds assets increased by $0.9 billion compared with December 31, 2004.

Invested assets

The Company manages its general fund assets to support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. The Company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Company implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Invested assets at March 31, 2005 were $84.7 billion, an increase of $1.2 billion from December 31, 2004. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset distribution

	March 31, 2005		December 31, 2004	
Government bonds	$ 20,508	25 %	$ 21,094	25 %
Corporate bonds	34,931	41	33,866	41
Mortgages	14,643	17	14,554	17
Stocks	3,567	4	3,405	4
Real estate	1,679	2	1,646	2
Sub-total portfolio investments	75,328		74,565	
Cash & certificates of deposit	2,804	3	2,472	3
Policy loans	6,572	8	6,499	8
Total invested assets	$ 84,704	100 %	$ 83,536	100 %

Bond portfolio

The total bond portfolio increased to $55.4 billion or 66% of invested assets at March 31, 2005, from $55.0 billion or 66% at December 31, 2004. Federal, provincial and other government securities represented 37% of the bond portfolio, compared to 38% in 2004. The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 85% rated A or higher. The excess of fair value over carrying value at March 31, 2005 was $1,685 million ($2,052 million at December 31, 2004).

Bond portfolio quality (excludes $2,092 million short-term investments, $2,435 million in 2004)

Estimated rating	March 31, 2005		December 31, 2004	
AAA	$ 23,781	45 %	$ 24,136	46 %
AA	8,208	15	7,393	14
A	13,134	25	12,737	24
BBB	7,489	14	7,502	14
BB or lower	735	1	757	2
Total	$ 53,347	100 %	$ 52,525	100 %

Mortgage portfolio

The total mortgage portfolio was relatively unchanged at $14.6 billion or 17% of invested assets at March 31, 2005. The mortgage portfolio consisted of 52% commercial loans, 37% multi-family residential loans and 11% single family residential loans. Total insured loans were $4.6 billion or 31% of the mortgage portfolio. The excess of fair value over carrying value at March 31, 2005 was $575 million ($596 million at December 31, 2004).

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region.

Equity portfolio

The total equity portfolio remained relatively unchanged at $5.2 billion or 6% of invested assets at March 31, 2005. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at March 31, 2005 was $651 million ($638 million at December 31, 2004).

Asset quality – general fund assets

Non-investment grade bonds were $735 million or 1.4% of the bond portfolio at March 31, 2005, compared with $757 million or 1.4% of the bond portfolio at December 31, 2004. The decrease is due to dispositions and upgrades in the ratings of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $179 million or 0.24% of portfolio investments at March 31, 2005, compared with $172 million and 0.23% at December 31, 2004. Total allowances for credit losses at March 31, 2005 were $181 million, compared with $190 million at December 31, 2004. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $966 million at March 31, 2005 ($959 million at December 31, 2004).

The combination of the allowance for credit losses of $181 million, together with the $966 million provision for future credit losses in actuarial liabilities represents 1.6% of bond, mortgage and real estate assets at March 31, 2005 (1.6% at December 31, 2004).

Non-performing loans

	March 31, 2005				December 31, 2004			
Asset class	**Bonds**	**Mortgages**	**Foreclosed real estate**	**Total**	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 156	$ 6	$ 17	$ 179	$ 150	$ 20	$ 2	$ 172

Allowances for credit losses						
	March 31, 2005			December 31, 2004		
Asset class	Specific provisions	Non-specific provisions	Total	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 98	$ 83	$ 181	$ 97	$ 93	$ 190

Fair value

The fair value of invested assets exceeded their carrying value by $2.9 billion as at March 31, 2005, compared to $3.3 billion at December 31, 2004. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

Other general fund assets

Other general fund assets	March 31 2005	December 31 2004
Funds held by ceding insurers	$ 2,209	$ 2,337
Other assets	3,297	3,142
Total other general fund assets	$ 5,506	$ 5,479

Funds held by ceding insurers decreased $128 million. Other assets, at $3.3 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Segregated funds

Segregated funds assets under management, which are measured at market values, increased by $0.9 billion to $69.9 billion at March 31, 2005. The growth resulted from net deposits of $0.5 billion, and market value gains of $0.4 billion.

Segregated funds assets	March 31		December 31	
	2005	2004	2004	2003
Stocks	$ 47,832	$ 44,744	$ 45,398	$ 40,970
Bonds	13,755	14,758	15,710	14,502
Mortgages	1,669	1,475	1,613	1,466
Real estate	3,493	3,269	3,423	3,119
Cash and other	3,178	1,901	2,889	1,642
Total	$ 69,927	$ 66,147	$ 69,033	$ 61,699
In-period growth	1%	7%		

LIABILITIES

Total liabilities

Total liabilities	March 31 2005	December 31 2004
Policy liabilities	$ 70,954	$ 70,095
Deferred net realized gains	2,168	2,164
Other general fund liabilities	11,563	11,494
Total liabilities	$ 84,685	$ 83,753

Total liabilities at March 31, 2005 were $84.7 billion, an increase of 1% from December 31, 2004.

Policy liabilities
Policy liabilities, at $71.0 billion, represent 84% of total liabilities at March 31, 2005, the same proportion as at December 31, 2004.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the Company's financial position from past significant interest rate volatility.

Other general fund liabilities

Other general fund liabilities	March 31 2005	December 31 2004
Debentures and other borrowings	$ 2,092	2,088
Funds held under reinsurance contracts	4,376	4,374
Repurchase agreements	800	676
Other liabilities	4,295	4,356
Total other general fund liabilities	$ 11,563	$ 11,494

Total other general fund liabilities at March 31, 2005 were $11.6 billion, an increase of $69 million from December 31, 2004. Other liabilities, at $4.3 billion, decreased from December 31, 2004 levels, and include trade payables, accruals, and provisions for post-retirement benefits.

Debentures and other borrowings include $1,584 million of long-term debt associated with the Canada segment on both a direct basis and through its subsidiary CLFC, and $216 million of deferrable debentures issued in the U.S. through its subsidiary Great-West Life & Annuity Capital LP. Also included in debentures and other borrowings is a term debt facility that formed part of the financing for the CLFC acquisition of $150 million. Refer to note 4 to the Lifeco interim financial statements.

PREFERRED SHARES AND CAPITAL TRUST SECURITIES
Preferred shares other than perpetual preferred shares which include soft-retractable and fixed-floater issues and Capital Trust Securities and debentures were reclassified from capital stock and non-controlling interests, respectively, as discussed in the "Changes to Accounting Policies" section. Refer to notes 5 and 7 to the Lifeco interim financial statements.

NON-CONTROLLING INTERESTS
Non-controlling interests include participating policyholder undistributed surplus and preferred shares issued by subsidiaries. Refer to note 6 to the Lifeco interim financial statements.

CAPITAL STOCK AND SURPLUS
Capital stock outstanding at March 31, 2005 was $5,158 million, which was comprised of $499 million of perpetual preferred shares and $4,659 million common shares. Details regarding outstanding share data are provided in note 7 to the Lifeco interim financial statements.

In establishing the appropriate mix of capital required to support the operations of the Company and its subsidiaries, management utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short and long-term capital needs of the Company.

At March 31, 2005, the Company had two series of non-cumulative perpetual preferred shares outstanding with an aggregate stated value of $499 million.

2005 activity
During the three months ended March 31, 2005, the Company paid dividends of $0.195 per common share for a total of $174 million and perpetual preferred share dividends of $7 million. In addition, the Company issued 1,102,790 common shares resulting from the exercise of stock options.

In November 2004, the Company announced a further normal course issuer bid commencing December 1, 2004 and terminating November 30, 2005. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation. During the three months ended March 31, 2005, through the normal course issuer bid process, 476,000 common shares were purchased for cancellation at a cost of $13 million or $27.74 per share.

In total, capital stock and surplus increased by $229 million to $8.9 billion at March 31 2005 from December 31, 2004. The strengthening of the Canadian dollar against the British pound of $0.03 and euro of $0.06 and weakening against the United States dollar of $0.01, resulted in decreases to the currency translation account of $15 million from December 31, 2004.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity
The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. The Company's operations have liquidity requirements that vary among its principal product lines. Life insurance and pension plan reserves are primarily long-term liabilities. Group reserves in Canada and Europe and accident and health reserves in the United States, including long-term disability, consist of both short-term and long-term liabilities. Life insurance and pension plan reserve requirements are usually stable and predictable, and are supported primarily by long-term, fixed income investments. Group costs and accident and health claim demands are stable and predictable but generally shorter term, requiring greater liquidity.

Generally, the Company meets its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and utilizing positive cash flows from operations. Liquidity for the Company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment grade bonds) that totaled $48.9 billion as of December 31, 2004. As of both March 31, 2005 and December 31, 2004, 99% and 98% of the bond portfolio carried an investment grade rating, respectively, thereby providing significant liquidity to the Company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise

when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the Company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

The market value of the Company's liquid assets, at March 31, 2005, is approximately $51.0 billion. The Company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

Cash flows

Cash flows

	For the three months ended March 31	
	2005	2004
Cash flows relating to the following activities:		
Operations	**$ 1,040**	$ 970
Financing	**(185)**	(176)
Investment	**(523)**	(990)
Increase (decrease) in cash & certificates of deposit	**332**	(196)
Cash & certificates of deposit, beginning of period	**2,472**	2,461
Cash & certificates of deposit, end of period	**$ 2,804**	$ 2,265

Cash & certificates of deposit were $2,804 million at March 31, 2005 compared to $2,472 million at December 31, 2004. For the three months ended March 31, 2005, cash flow provided by operations increased $70 million to $1,040 million. These operating cash flows were used by the Company to acquire investment assets supporting the Company's policy liabilities and repurchase common shares and pay dividends. Refer to the Consolidated Statement of Cash Flows in the Company's financial statements.

Commitments/contractual obligations

Commitments/contractual obligations

	Payments Due by Period				
	Total	within 1 year	1-3 years	4-5 years	over 5 years
1) Long-term debt	$ 1,926	$ 1	$ 2	$ 152	$ 1,771
2) Operating leases					
- office	490	101	169	118	102
- equipment	8	5	2	1	-
3) Credit-related arrangements					
(a) Contractual commitments	490	475	15	-	-
(b) Letters of credit	SEE NOTE 3(b) BELOW				
4) Purchase obligations	42	25	17	-	-
Total contractual obligations	$ 2,956	$ 607	$ 205	$ 271	$ 1,873

1) Long term debt – refer to note 4 to the Company's interim financial statements.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit are written commitments provided by a bank. The Europe operation is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to note 22 to the Company's 2004 financial statements and the "Liquidity risk (letters of credit)" section of the Company's 2004 MD&A.

4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

Capital management and adequacy
At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's MCCSR ratio at March 31, 2005 was 202% (approximately 199% at December 31, 2004). London Life's MCCSR ratio at March 31, 2005 was 240% (approximately 235% at December 31, 2004). Canada Life's MCCSR ratio at March 31, 2005 was 226% (approximately 218% at December 31, 2004).

The MCCSR position of Great-West is affected significantly by the existence of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has risk-based capital well in excess of that required by the NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Company has also established policies and procedures designed to identify, measure and report all material risks. The capital plan is designed to ensure that the Company maintains adequate capital, taking into account the Company's strategy and business plans. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan.

Ratings
The Company and its major operating subsidiaries continue to hold very strong ratings.

At the time of the CLFC acquisition in July, 2003, the ratings of the Company and its major subsidiaries were downgraded a single rating notch, and were assigned a negative outlook by Standard & Poor's Rating Services (S&P) and Moody's Investors Service (Moody's).

During the first quarter of 2005, the Company has continued its discussions with Moody's and S&P regarding the status of their negative outlooks. They continue to monitor the progress of the Company and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

* Ratings are on negative outlook

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

(i) Refer to note 4 "Portfolio Investments" and note 18 "Off Balance Sheet Financial Instruments" to Lifeco's 2004 financial statements for a description of financial instruments held by the Company at December 31, 2004. Refer to note 4 "Debentures and Other Borrowings" of the interim financial statements.

(ii) Refer to note 1 to Lifeco's 2004 financial statements for a description of fair value determination.

(iii) Refer to note 8 to Lifeco's 2004 financial statements for a description of the relationship of assets and actuarial liabilities.

(iv) Refer to the "Risk Management and Control Practices" section of Lifeco's 2004 MD&A for a description of the risks and the management of risks associated with financial instruments associated with actuarial liabilities.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2004 MD&A.

Foreign exchange risk – The Company utilizes forward foreign exchange contracts to hedge against volatility in foreign exchange translation.

To date, approximately 34% of the Company's United States segment estimated U.S. dollar net income exposure for 2005 has been hedged at $1.474.

To date, approximately 90% of the Company's Europe segment estimated euro and British pound net income exposure for 2005 has been hedged at $1.610 and $2.321, respectively. As well, approximately 36% of its U.S. dollar net income exposure has been hedged at $1.246.

CHANGES IN ACCOUNTING POLICIES – see note 1 to the Lifeco interim financial statements.

Variable interest entities – Effective January 1, 2005, the Company adopted the Accounting Guideline on Consolidation of Variable Interest Entities. As a result of the new guideline the Company will no longer consolidate The Great-West Life Capital Trust and Canada Life Capital Trust, that were used to issue Innovative Tier 1 capital. For regulatory capital purposes, the $800 million of capital issued by the trusts has been grandfathered as Tier 1 capital by the Superintendent of Financial Institutions Canada.

Liabilities and equity – Effective January 1, 2005, CICA Handbook Section on Financial Instruments - Disclosure and Presentation, was amended to require certain financial instruments be presented as liabilities.

As a result of these two changes, capital trust units and certain preferred shares, formerly presented as non-controlling interests have been reclassified to capital trust securities and debentures and preferred shares issued by subsidiary on the Consolidated Balance Sheet. Distributions and interest on the capital trust securities and preferred shares have been reclassified to financing charges on the Summary of Consolidated Operations.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, Europe, United States, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information - Canada

For the three months ended March 31	2005	2004	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 1,509	$ 1,878	-20%
Self-funded premium equivalents (ASO contracts)	474	469	1%
Segregated funds deposits:			
Individual products	797	730	9%
Group products	700	1,966	-64%
Total premiums and deposits	3,480	5,043	-31%
Fee and other income	189	171	11%
Paid or credited to policyholders	1,519	2,016	-25%
Net income - common shareholders	186	147	27%
At March 31			
Total assets	$ 47,437	$ 47,675	-
Segregated funds assets	35,144	32,128	9%
Total assets under administration	$ 82,581	$ 79,803	3%

GREAT-WEST
LIFECO INC.

FINANCIAL INFORMATION - CANADA

Consolidated operations

	For the three months ended March 31	
	2005	2004
Income:		
Premium income	**$ 1,509**	$ 1,878
Net investment income	**684**	675
Fee and other income	**189**	171
Total income	**2,382**	2,724
Benefits and expenses:		
Paid or credited to policyholders	**1,519**	2,016
Other	**579**	495
Amortization of finite life intangible assets	**4**	3
Net operating income before income taxes	**280**	210
Income taxes	**61**	42
Net income before non-controlling interests	**219**	168
Non-controlling interests	**26**	18
Net income - shareholders	**193**	150
Perpetual preferred shareholder dividends	**7**	3
Net income - common shareholders	**$ 186**	$ 147

NET INCOME

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the first quarter of 2005 increased 27% to $186 million from $147 million a year ago.

Net income - common shareholders

	For the three months ended March 31		
	2005	2004	% Change
Group Insurance	**$ 66**	$ 54	22%
Individual Insurance & Investment Products	**125**	110	14%
Corporate	**(5)**	(17)	-
	$ 186	$ 147	27%

The major contributors to the increases were as follows:

Group Insurance – The increase reflects improved health morbidity experience and improved medical, drug and dental costs, mitigated somewhat by a deterioration in life mortality experience.

Individual Insurance & Investment Products – The increase is essentially attributable to year over year expense gains and lower reserve requirements from improved asset-liability risk, partially offset by less favourable mortality and morbidity results.

Corporate – The year over year change reflects a real estate valuation provision deemed redundant.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended March 31		
Business/Product	**2005**	2004	% Change
Group Insurance	**$ 1,133**	$ 1,088	4%
Individual Insurance & Investment Products	**2,347**	3,955	-41%
Total premiums and deposits	**$ 3,480**	$ 5,043	-31%
Summary by Type			
Risk-based products	**$ 1,509**	$ 1,878	-20%
ASO contracts	**474**	469	1%
Segregated funds deposits	**1,497**	2,696	-44%
Total premiums and deposits	**$ 3,480**	$ 5,043	-31%

Sales	For the three months ended March 31		
Business/Product	**2005**	2004	% Change
Group Insurance	**$ 106**	$ 65	63%
Individual Insurance & Investment Products	**1,662**	1,587	5%
Total sales	**$ 1,768**	$ 1,652	7%

Total premiums and deposits for the first three months of 2005 decreased $1,563 million, compared to 2004. The 2004 premiums and deposits included the conversion of Canada Life's trust business to London Life. This conversion added $1,773 million of premiums and deposits in 2004. Excluding the effect of conversion, Individual Insurance & Investment Products premiums and deposits increased 8% in 2005.

Premiums and deposits were $3,480 million in total: $1,509 million of risk-based product premiums, $474 million of self-funded premium equivalents, and $1,497 million of segregated funds deposits.

Total sales for the first three months of 2005 were up 7% overall from first quarter 2004 levels. Sales in 2005 were $1,768 million in total: $38 million Life Insurance, $12 million Living Benefits, $106 million Group Insurance, $1,361 million Individual Retirement & Investment Services, and $251 million Group Retirement Services.

NET INVESTMENT INCOME

Net investment income	For the three months ended March 31		
	2005	2004	% Change
Investment income earned	**$ 612**	$ 608	1%
Amortization of gains and losses	**75**	74	
Provision for credit losses	**1**	-	
Gross investment income	**688**	682	1%
Less: investment expenses	**4**	7	
Net investment income	**$ 684**	$ 675	1%

Net investment income for the three months ended March 31, 2005 increased by $9 million or 1%, compared to the same period last year.

FEE INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

Fee income

	For the three months ended March 31		
	2005	2004	% Change
Segregated funds	$ **139**	$ 130	7%
ASO contracts	**30**	29	3%
Other	**20**	12	67%
	$ **189**	$ 171	11%

Fee income on segregated fund products increased from $130 million in 2004 to $139 million in 2005, reflecting strong growth in fees from new and existing business from improved equity market conditions. Fee income on ASO increased from $29 million in 2004 to $30 million in 2005, reflecting growth in the block of business.

Other fee income of $20 million resulted from a broad-based increase in property management fees, asset management fees and Quadrus distribution fees for 2005 compared to $12 million for 2004.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $1.5 billion was paid or credited to policyholders in the three months ended March 31, 2005. This compares with $2.0 billion in three months ended March 31, 2004.

OTHER

Included in other benefits and expenses are operating expenses, commissions, interest expense on long term debt & other borrowings, and dividends on preferred shares, as well as premium taxes.

Other

	For the three months ended March 31		
	2005	2004	% Change
Total expenses	$ **253**	$ 257	-2%
Less: investment expenses	**4**	7	-43%
Operating expenses	**249**	250	0%
Commissions	**241**	154	56%
Financing charges	**44**	48	-8%
Premium taxes	**45**	43	5%
Total	$ **579**	$ 495	17%

Operating expenses for the three months ended March 31, 2005 of $249 million are consistent with the same period in 2004. The increase in commissions includes the payment of a $63 million commission to the Europe segment in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Europe segment is reduced by a corresponding amount.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares.

INCOME TAXES

Income taxes for the three months ended March 31, 2005 were $61 million compared to $42 million for the same period in 2004. The increase in income taxes results from higher pre-tax income of $70 million in the period.

BUSINESS UNITS – CANADA

GROUP INSURANCE

2005 HIGHLIGHTS

- Net income to shareholders grew 22% to $66 million.
- Strong sales growth was achieved in all markets.
- Very positive claims experience emerged in the group health line of business.
- Migration of CLFC group business to Great-West systems was completed during the quarter.
- Quality and timely client service was maintained throughout the business migration process.

OPERATING RESULTS

Net income

In quarter

Net Income attributable to common shareholders was $66 million, which represents an increase of 22% compared to the first quarter of 2004.

The results reflect improved group health morbidity experience across the small, mid-sized and large case markets.

In the quarter, there was a small deterioration in group life mortality experience. The medical, drug and dental sub-lines improved, particularly in the small and mid-sized case markets.

Interest gains deteriorated on a quarter over quarter comparative basis, while expense gains improved on lower operating expenses and higher expense recoveries.

Premiums and deposits and sales

Group Insurance - divisional summary

Premiums and deposits		For the three months ended March 31		
Business/Product		**2005**	2004	% Change
Small/mid-sized case		$ **450**	$ 430	5%
Large case	- insured	**399**	368	8%
	- ASO	**474**	469	1%
	- creditor/direct marketing	**40**	29	38%
Sub-total		**1,363**	1,296	5%
Premiums reinsured				
Small/mid-sized case		**(128)**	(122)	5%
Large case	- insured	**(102)**	(86)	19%
Net premiums		$ **1,133**	$ 1,088	4%

Sales		For the three months ended March 31		
Business/Product		**2005**	2004	% Change
Small/mid-sized case		$ **42**	$ 33	27%
Large case	- insured	**22**	13	69%
	- ASO	**19**	15	27%
	- creditor/direct marketing	**23**	4	-
Total sales		$ **106**	$ 65	63%

In quarter

Total net premiums and deposits were $1,133 million, which is 4% higher than the first quarter of 2004. Excluding the impact of $230 million of premiums ceded under a bulk reinsurance agreement ($208 million in 2004), premiums and deposits increased 5% over the comparative period in 2004.

Overall sales results in the quarter were 63% higher than 2004. All markets showed significant improvement over 2004. The increase in creditor/direct marketing sales was the result of one large sale in 2005.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four distinct business lines, Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services and Group Retirement & Investment Services. Products are distributed through Freedom 55 Financial and Great-West financial security advisors, Canada Life distribution partners including managing general agents, independent brokers and intercorporate agreements with other financial institutions.

2005 HIGHLIGHTS

- IIIP earnings have increased 14% over 2004 largely due to year-over-year expense gains and lower reserve requirements from improved asset-liability risk.
- Individual Retirement & Investment Services experienced a strong RRSP season highlighted by the 15% increase in investment funds sales over 2004.
- Group Retirement Services successfully converted $2.8 billion of Canada Life business to London Life during the first quarter. The conversion will be completed in the second quarter.
- A new intercorporate agreement with Clarica will broaden the distribution of the Company's disability insurance products.

GREAT-WEST
LIFECO INC.

OPERATING RESULTS

Net income

In quarter

Net income attributable to common shareholders for the three months ended March 31, 2005 was $125 million, which was $15 million more than the first quarter of 2004. The growth reflects full year synergy gains and lower reserve requirements from improved asset-liability risk in particular in the Individual Retirement & Investment Services business line.

Net income attributable to participating policyholder was $21 million, $8 million more than the first quarter of 2004 due largely to more favourable investment market gains.

Premiums and deposits and sales

Individual Insurance & Investment Products - divisional summary

Premiums and deposits		For the three months ended March 31		
Business/Product		**2005**	2004	% Change
Life Insurance	- Participating	**426**	423	1%
	- Non-participating	**113**	109	4%
Living Benefits		**56**	52	8%
Individual Retirement & Investment Services				
Risk-based products		**91**	84	8%
Segregated funds		**797**	730	9%
Group Retirement Services				
Risk-based products		**164**	591	-72%
Segregated funds		**700**	1,966	-64%
Total premiums and deposits		**$ 2,347**	$ 3,955	-41%

Sales		For the three months ended March 31		
Business/Product		**2005**	2004	% Change
Life Insurance	- Participating	**20**	17	18%
	- Non-participating	**18**	18	-
Living Benefits		**12**	9	33%
Individual Retirement & Investment Services				
Risk-based products		**220**	200	10%
Segregated funds		**941**	859	10%
Securities (1)		**200**	135	48%
Group Retirement Services				
Risk-based products		**27**	25	8%
Segregated funds		**143**	230	-38%
Securities (1)		**81**	94	-14%
Total sales		**$ 1,662**	$ 1,587	5%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

Assets under administration

Assets under administration

	March 31		
	2005	2004	% Change
Business/Product			
Individual Retirement & Investment Services			
Risk-based products	**$ 6,054**	$ 6,351	-5%
Segregated funds	**16,311**	14,838	10%
Group Retirement Services			
Risk-based products	**5,790**	5,637	3%
Segregated funds	**18,833**	17,290	9%
Total assets under administration	**$ 46,988**	$ 44,116	7%
Other plan assets (1)			
Business/Product			
Individual Retirement & Investment Services	**$ 2,375**	$ 1,792	33%
Group Retirement Services	**7,068**	6,486	9%
Total assets under administration and other plan assets			
Individual Retirement & Investment Services (1)	**$ 24,740**	$ 22,981	8%
Group Retirement Services (1)	**$ 31,691**	$ 29,413	8%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL LIFE

In quarter

Individual life insurance product sales of $38 million during the first quarter of 2005 were 8% higher than the first quarter of 2004. This was the result of strong 18% growth in the participating product line led by increased volumes in the large case market in London Life. Non-participating sales in the second quarter are expected to benefit from recently announced pricing improvements and feature enhancements in the Company's universal life product and the formal launch of these products into the Great-West distribution channel.

Premiums and deposits on individual life insurance products increased $7 million from the first quarter 2004 to $539 million in the first quarter of 2005, as the Company continued to benefit from strong persistency results.

LIVING BENEFITS

In quarter

Sales of critical illness products were $7 million, 75% higher than the first quarter of 2004. Sales of disability insurance products were $5 million, comparable to the first quarter of 2004. Total Living Benefits sales were $12 million, 33% higher than the first quarter of 2004.

Premium rates were increased in response to reinsurer rate increases in the Canadian Critical Illness insurance market in conjunction with critical illness products enhancements introduced in the fourth quarter of 2004 for both the Great-West and Canada Life brands. The backlog of the previous series of less expensive critical illness products continued to be processed and recorded as sales in the first quarter of 2005. Sales of critical illness products are expected to return to historical levels for the remainder of the year.

INDIVIDUAL RETIREMENT & INVESTMENT SERVICES (IRIS)

In quarter

IRIS experienced a strong RRSP season highlighted by the 15% increase in investment funds sales over 2004. The increase in segregated funds sales is partially attributable to a new order entry system introduced at

Great-West and a redesigned product at Canada Life. Segregated funds assets increased by 3.5% in quarter to $16.3 billion at March 31, 2005 an increase of $1.5 billion over March 31, 2004. The asset allocation approach and long-term growth strategy employed by the Company's investment fund business limits the exposure to significant withdrawals. This, coupled with increases in sales over 2004 from all distribution channels, resulted in strong net cash flow and segregated funds asset growth in the first quarter of 2005 that exceeded the growth rate for the mutual fund industry.

Sales of risk based products increased 10% over the first quarter of 2004 and premium income increased 8%, continuing the momentum from late 2004 on guaranteed savings and payout annuity products. Improved product yield had afforded the Company to be more competitive on pricing.

Mutual fund assets distributed by Quadrus licensed investment representatives increased by 9% over December 31, 2004. Sales of mutual funds through Quadrus increased 48% over the same quarter in 2004. Assets in the Quadrus Group of Funds grew to over $1.1 billion at March 31, 2005.

GROUP RETIREMENT SERVICES (GRS)

GRS was focused on conversion of the Canada Life block of business to London Life in the first quarter which temporarily shifted some focus away from sales efforts. Sales and cash flow in the small to medium sized agent and broker market were good in the quarter, but pricing in the large case market has reduced margins to a level at which the Company has not been prepared to participate. Consequently, sales were down from 2004 levels. Premiums and deposits in 2004 included the impact of a portion of the Canada Life securities business that was converted to the insurance platform. Excluding the conversion activity of $469 million of risk-based products and $1,304 million of segregated funds from 2004, premiums and deposits are up 10% over 2004 which highlights the quality of the in force block of business. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc., increased to $31.7 billion at March 31, 2005.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States and Europe.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The Company mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts, when utilized, has been reflected in the Net Effective Rate. The rates used to translate foreign currency denominated items are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
March 31, 2005	**$1.21**	**$1.23**	**$1.2300**
December 31, 2004	$1.20	$1.30	$1.3648
March 31, 2004	$1.31	$1.32	$1.5733
British pound			
March 31, 2005	**$2.28**	**$2.32**	**$2.3013**
December 31, 2004	$2.31	$2.38	$2.3238
March 31, 2004	$2.41	$2.42	$2.2085
Euro			
March 31, 2005	**$1.57**	**$1.61**	**$1.6053**
December 31, 2004	$1.63	$1.62	$1.6200
March 31, 2004	$1.61	$1.65	$1.6500

2005 HIGHLIGHTS

- Shareholder net income increased $24 million, up 31% over the first quarter of 2004.
- Premiums and deposits increased by $366 million from first quarter 2004 levels, to $2,535 million.
- Sales increased by $495 million, up 31% over first quarter 2004.
- The Company continues to rationalize its presence in certain international locations. In 2004, the sale of the Bahamas and Cayman Islands branch was completed and the group business in Bermuda was sold. Agreements were reached in 2004 to sell operations in Brazil and the balance of the Bermuda business. Regulatory approvals are pending for these transactions.

Selected consolidated financial information - Europe

For the three months ended March 31	2005	2004	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 1,815**	$ 1,302	39%
Segregated funds deposits:			
Individual products	**720**	866	-17%
Group products	**-**	1	-100%
Net premiums and deposits	**2,535**	2,169	17%
Fee and other income	**131**	83	58%
Paid or credited to policyholders	**1,941**	1,395	39%
Net income - common shareholders	**101**	77	31%
At March 31			
Total assets	**$ 21,469**	$ 21,278	1%
Segregated funds assets	**18,036**	16,612	9%
Total assets under administration	**$ 39,505**	$ 37,890	4%

GREAT-WEST
LIFECO INC.

FINANCIAL INFORMATION - EUROPE

Consolidated operations

	For the three months ended March 31	
	2005	2004
Income:		
Premium income	$ 1,815	$ 1,302
Net investment income	240	248
Fee and other income	131	83
Total income	2,186	1,633
Benefits and expenses:		
Paid or credited to policyholders	1,941	1,395
Other	118	145
Amortization of finite life intangible assets	1	-
Net operating income before income taxes	126	93
Income taxes	23	14
Net income before non-controlling interests	103	79
Non-controlling interests	2	2
Net income - shareholders	101	77
Perpetual preferred shareholder dividends	-	-
Net income - common shareholders	$ 101	$ 77

Net income - common shareholders

	For the three months ended March 31		
	2005	2004	% Change
Insurance & Annuities	$ 78	$ 56	39%
Reinsurance	23	21	10%
	$ 101	$ 77	31%

OVERVIEW

In quarter

Net income

Net income attributable to common shareholders increased $24 million or 31% to $101 million compared to the first quarter of 2004. Net income in the Insurance & Annuities business unit increased 39% to $78 million, reflecting strong earnings growth in the United Kingdom, Ireland and Germany. Net income in the Reinsurance business unit increased 10% to $23 million, reflecting an increased contribution from the life reinsurance business.

Premiums and deposits and sales

Total premiums and deposits for the quarter increased $366 million or 17% to $2,535 million. The growth in premiums reflects an increase in premiums contributed by the Reinsurance business unit. Premiums in the Insurance & Annuities business unit decreased by $216 million, or 14%, reflecting a decrease in premiums in the Isle of Man, partially offset by premium growth in Ireland and Germany.

PREMIUMS AND DEPOSITS AND SALES

Premiums and Deposits

Business/Product	For the three months ended March 31		
	2005	2004	% Change
Insurance & Annuities	$ **1,336**	$ 1,552	-14%
Reinsurance	**1,199**	617	94%
Total premiums and deposits	$ **2,535**	$ 2,169	17%
Summary by Type			
Risk-based products	$ **1,815**	$ 1,302	39%
Segregated funds deposits	**720**	867	-17%
Total premiums and deposits	$ **2,535**	$ 2,169	17%

Sales

Business/Product	For the three months ended March 31		
	2005	2004	% Change
Insurance & Annuities	$ **962**	$ 1,038	-7%
Reinsurance	**1,136**	565	101%
Total sales	$ **2,098**	$ 1,603	31%

NET INVESTMENT INCOME

Net investment income

	For the three months ended March 31		
	2005	2004	% Change
Investment income earned	$ **215**	$ 233	-8%
Amortization of gains and losses	**29**	20	
Provision for credit losses	**-**	-	
Gross investment income	**244**	253	-4%
Less: investment expenses	**4**	5	
Net investment income	$ **240**	$ 248	-3%

Net investment income for the three months ended March 31, 2005 decreased $8 million from the same period last year primarily as a result of the commutation of certain reinsurance contracts in the past twelve months.

FEE INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee for service basis. The most significant of these products are segregated funds, for which the Company earns investment management and other fees.

Fee income

	For the three months ended March 31		
	2005	2004	% Change
Segregated funds and other fees	$ **131**	$ 83	58%

In the United Kingdom, fee income was $54 million, Ireland/Germany was $76 million, and Reinsurance was $1 million for the three months ended March 31, 2005. The solid performance reflects the strong growth of segregated fund business in the United Kingdom, Ireland and Germany.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $1.9 billion was paid or credited to policyholders in the three months ended March 31, 2005, compared to $1.4 billion a year ago. The increase is due to the termination of a reinsurance contract in LRG in the first quarter of 2005.

INCOME TAX

Income taxes for the three months ended March 31, 2005 were $23 million compared to $14 million for 2004. Income taxes in 2005 were higher due to increased pre-tax income in 2005.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other
(in $ millions)

	For the three months ended March 31		
	2005	2004	% Change
Total expenses	$ 85	$ 88	
Less: investment expenses	4	5	
Operating expenses	81	83	-2%
Commissions	33	64	-48%
Premium taxes	4	(2)	-
Total	$ 118	$ 145	-19%

For the three months ended March 31, 2005, operating expenses decreased $2 million when compared to the same period in 2004, primarily reflecting synergies achieved in Europe. The decrease in commissions includes $63 million received from the Canada segment in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany.

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

NET INCOME

In quarter

Net income attributable to common shareholders increased $22 million, or 39% to $78 million compared to the first quarter of 2004. In the United Kingdom, the favorable results were driven by expense efficiencies, and sales growth and improved margins on payout annuities, partially offset by weaker morbidity experience. The year over year decline in morbidity results reflects particularly strong results in 2004. In Ireland, earnings growth reflects expense efficiencies and stronger investment gains resulting in lower reserve requirements in connection with investment fund guarantees. In Germany, earnings growth was driven by strong sales and growth in the block of business that has resulted from prior year sales, partially offset by asset write-downs.

PREMIUMS AND DEPOSITS AND SALES

In quarter

Premiums and deposits decreased $216 million, or 14%. The decrease reflects lower segregated fund premiums on savings and investment products in the Isle of Man, partially offset by an increase in premiums and deposits on pension products in Ireland and Germany.

Sales decreased by $76 million, or 7% from last year. Strong pension product sales growth in both Ireland and Germany were offset by a decrease in sales of savings and investment products in the Isle of Man. The decrease in sales of savings and investment products resulted from a distribution reorganization which was completed in the quarter, as well as a surge in 2004 sales of estate preservation products due to proposed changes in the tax regulation in 2004. As well, the year over year decrease also reflects higher institutional sales in 2004. Sales of this product tend to be larger and less uniform, resulting in volatility in sales trends.

The year over year change in premiums and deposits and sales was negatively affected by the strengthening of the Canadian dollar against the British pound and the euro. The average translation rate for the British pound was $2.32 (2004: $2.42), and for the euro was $1.61 (2004:$1.65).

REINSURANCE

NET INCOME

In quarter
Net income for the Reinsurance business unit was $23 million, an increase of $2 million, or 10% over 2004. The increase reflects strong mortality results in connection with the life reinsurance business of Canada Life.

PREMIUMS AND DEPOSITS AND SALES

In quarter
Premiums and deposits for the Reinsurance business unit were $1,199 million, an increase of $582 million or 94% over 2004. Sales were $1,136 million, an increase of $571 million or 101% over 2004. The increase in premiums and deposits and sales reflects the renegotiation of certain contracts by LRG.

UNITED STATES

The United States operating results for Lifeco include the net operating income of GWL&A, and the consolidated United States operations of Great-West, together with an allocation of a portion of Lifeco's corporate results.

2005 HIGHLIGHTS

- Net income in US dollars increased 9% over the first quarter of 2004.
- Effective January 1, 2005, the Company consolidated its entire block of pharmacy business to one Pharmacy Benefit Manager (PBM). This change will enhance pharmacy management and is expected to have a favorable impact on drug trend.
- Healthcare morbidity and administrative fees remained strong, however, sales premium decreased 58% for the three months ended March 31, 2005 due primarily to a decline in number of cases sold combined with lower average membership per case.
- Financial Services has begun the process of integrating EMJAY Retirement Plan Services into core operations.

Selected consolidated financial information - United States

For the three months ended March 31	2005	2004	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 1,204 [(1)]	$ 231	-
Self-funded premium equivalents (ASO contracts)	1,416	1,538	-8%
Segregated funds deposits:			
Individual products	55	62	-11%
Group products	528	646	-18%
Total premiums and deposits	3,203	2,477	29%
Fee and other income	294	278	6%
Paid or credited to policyholders	1,356	358	-
Net income - common shareholders	144	159	-9%
At March 31			
Total assets	$ 28,130	$ 30,385	-7%
Segregated funds assets	16,747 [(1)]	17,407	-4%
Total assets under administration	$ 44,877	$ 47,792	-6%

(1) The guaranteed annuities premiums include $384 million of funds that were invested by an affiliated company, Maxim Series Fund, Inc. (see note 11 to the Company's interim financial statements). As the general account investment contracts owned by the Maxim Series Funds are also accounted for in the segregated funds account balances, the Company has reduced the segregated fund account balances by $378 million to avoid the overstatement of customer account values under management.

FINANCIAL INFORMATION – UNITED STATES

Consolidated operations

	For the three months ended March 31	
	2005	2004
Income:		
Premium income	$ 1,204	$ 231
Net investment income	371	435
Fee and other income	294	278
Total income	1,869	944
Benefits and expenses:		
Paid or credited to policyholders	1,356	358
Other	304	339
Net operating income before income taxes	209	247
Income taxes	64	83
Net income before non-controlling interests	145	164
Non-controlling interests	1	5
Net income - shareholders	144	159
Perpetual preferred shareholder dividends	-	-
Net income - common shareholders	$ 144	$ 159

Net income - common shareholders	For the three months ended March 31		
	2005	2004	% Change
Healthcare	$ 59	$ 70	-16%
Financial Services	83	89	-7%
Corporate	2	-	-
	$ 144	$ 159	-9%
In millions US $	$ 110	$ 101	9%

OVERVIEW

In quarter

Net income

Consolidated net income of the United States segment for the three months ended March 31, 2005 was $144 million, compared to $159 million for the same period in 2004. However, the decrease was primarily related to the change in the net effective currency rate as net income increased 9% in US dollars.

The Healthcare business unit showed improvement in fee revenue and the Financial Services business unit benefited from improved mortality and investment margins.

In addition to the contribution to earnings from Healthcare and Financial Services, Corporate contributed $2 million relating to income tax benefits in 2005.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended March 31		
Business/Product	2005	2004	% Change
Healthcare	$ 1,646	$ 1,370	20%
Financial Services	1,557	1,107	41%
Total premiums and deposits	$ 3,203	$ 2,477	29%
Summary by Type			
Risk-based products	$ 1,204	$ 231	-
ASO contracts	1,416	1,538	-8%
Segregated funds deposits	583	708	-18%
Total premiums and deposits	$ 3,203	$ 2,477	29%
Total premiums and deposits US $	$ 2,604	$ 1,877	39%

Sales	For the three months ended March 31		
Business/Product	2005	2004	% Change
Healthcare	$ 335	$ 803	-58%
Financial Services	459	444	3%
Total sales	$ 794	$ 1,247	-36%
Total sales US $	$ 645	$ 945	-32%

Premiums and deposits

Consolidated premiums and deposits of the United States segment for the three months ended March 31, 2005 increased $726 million or 29% over the same period in 2004 and totalled $3,203 million. The increase is attributable to higher Public/Non-Profit (P/NP) and 401(k) revenue in the Financial Services business unit and a $482 million reduction in premiums ceded in 2005 as compared to 2004 in the Healthcare business unit.

Sales

Consolidated sales of the United States segment for the three months ended March 31, 2005 were $794 million compared to $1,247 million in 2004. The $453 million overall decrease reflects an increase in Financial Services, offset by a decline in the number of cases sold combined with lower average membership per case in Healthcare sales.

The drivers behind the changes in premiums and deposits and sales are discussed in more detail in the analysis of business unit results.

NET INVESTMENT INCOME

Net investment income

	For the three months ended March 31		
	2005	2004	% Change
Investment income earned	**$ 350**	$ 412	-15%
Amortization of gains and losses	**17**	24	-29%
Provision for credit losses	**9**	3	-
Gross investment income	**376**	439	-14%
Less: investment expenses	**5**	4	25%
Net investment income	**$ 371**	$ 435	-15%

Net investment income for the three months ended March 31, 2005 decreased by $64 million or 15% compared to the previous year. The decrease was primarily due to reduced translation rate of earnings owing to the strengthening of the Canadian dollar, and the lower overall amount and rate of currency hedges. The investment portfolio also experienced a small decrease in the overall yield due to the change in prevailing interest rates.

FEE INCOME

Fee income is derived from the management of segregated funds assets, the administration of group health ASO business, and third-party administration fees.

Fee income

	For the three months ended March 31		
	2005	2004	% Change
Segregated funds	**$ 55**	$ 56	-2%
ASO contracts	**203**	191	6%
Other	**36**	31	16%
	$ 294	$ 278	6%

Fee income for the three months ended March 31, 2005 increased 6% compared to 2004 as overall fee growth in all categories was offset by the impact of the strengthening Canadian dollar.

The segregated funds fee income was relatively flat compared to the same period last year.

The increase in ASO administrative fees is a combination of higher membership and the impact of the improvement in the new Pharmacy Benefit Management (PBM) contract.

PAID OR CREDITED TO POLICYHOLDERS

Amounts paid or credited to policyholders include changes in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payments for fee-based products such as ASO contracts and segregated funds.

For the three months ended March 31, 2005, amounts paid or credited to policyholders were $1,356 million. This result was after a $77 million ($559 million in 2004) reduction relating to the reinsurance of group health business to a third party. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders increased by 56% from $917 million at March 31, 2004 to $1,433 million primarily from an increase in policy reserves in Retirement Services related to increased guaranteed premium.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other

	For the three months ended March 31		
	2005	2004	% Change
Total expenses	**$ 238**	$ 254	-6%
Less: investment expenses	**5**	4	25%
Operating expenses	**233**	250	-7%
Commissions	**55**	73	-25%
Financing charges	**4**	4	-
Premium taxes	**12**	12	-
Total	**$ 304**	$ 339	-10%

For the three months ended March 31, 2005, operating expenses, commission payments, interest on long term debt and premium tax payments decreased 10% to $304 million, primarily due to a combination of the strengthening of the Canadian dollar and lower commissions in Healthcare as a result of a decrease in sales.

BUSINESS UNITS – UNITED STATES

HEALTHCARE

NET INCOME

In quarter

In quarter earnings in the Healthcare business unit totaled $59 million, which is a 16% decrease compared to the same period in 2004. The decrease was primarily due to the impact of the currency translation which offset favorable morbidity and higher administrative fees. Enhanced product design, increased persistency, and decreased strain from first year business improved loss ratios which enhanced morbidity results.

PREMIUMS AND DEPOSITS AND SALES

Healthcare - divisional summary

Premiums and deposits		For the three months ended March 31		
Business/Product		**2005**	2004	% Change
Group life and health	- guaranteed	$ 230	$ (168)	-
	- ASO	1,416	1,538	-8%
Net premiums		$ 1,646	$ 1,370	20%

Sales	For the three months ended March 31		
Business/Product	**2005**	2004	% Change
Group life and health	$ 335	$ 803	-58%

Healthcare - members *(in thousands)*

	For the three months ended March 31		
	2005	2004	% Change
Select and mid-market	1,283	1,295	-1%
National and specialty risk	631	585	8%
Total	1,914	1,880	2%

In quarter

Healthcare premiums and deposits for the first quarter of 2005 increased 20% to $1,646 million net of $77 million of premiums ceded in 2005 and $559 million in 2004 to third party reinsurers. In 2004, premiums and deposits were also reduced by $423 million as a result of ceding 100% of CLFC's U.S. branch group life and health business to Jefferson-Pilot Corporation. The Company reduced the amount of medical stop-loss business it ceded to a third party to $77 million in 2005 from $136 million in 2004.

Exclusive of the impact of reinsurance activity and currency translation adjustments, premium revenue is consistent compared to the same period last year. Membership at March 31, 2005 of 1.914 million members increased 2% from 1.880 million members at March 31, 2004, however it is down 107,000 members from December 31, 2004 due to terminations on January cases.

Healthcare sales premium decreased 58% to $335 million for the three months ended March 31, 2005 over the same period last year. The decrease was due primarily to a decline in number of cases sold combined with lower average membership per case, particularly in the select block.

FINANCIAL SERVICES

NET INCOME

In quarter

Earnings through the first quarter of 2005 were $83 million, a decrease of $6 million or 7% compared to the same period in 2004. The decrease is primarily attributable to the currency translation rates. In US dollars, earnings for the first quarter of 2005 increased due to improved investment margins and mortality gains offset by increased expenses. Expenses have increased in 2005 as a result of the consolidation of the operations of EMJAY Retirement Plan Services (EMJAY RPS) which was acquired effective January 1, 2005. The acquisition has added 4,000 plan sponsors in the small and mid-market area to the Great-West Retirement Services block of business.

During the first quarter, the Company began the process of integrating the operations of EMJAY RPS with its recordkeeping business with completion scheduled for December, 2005.

PREMIUMS AND DEPOSITS AND SALES

Financial Services - divisional summary

Premiums and deposits	For the three months ended March 31		
Business/Product	**2005**	2004	% Change
Individual Markets	**$ 215**	$ 269	-20%
Retirement Services	**1,342**	838	60%
Net premiums	**$ 1,557**	$ 1,107	41%

Sales	For the three months ended March 31		
Business/Product	**2005**	2004	% Change
Individual Markets	**$ 47**	$ 55	-15%
Retirement Services	**412**	389	6%
Total sales	**$ 459**	$ 444	3%

Financial Services - participant accounts *(in thousands)*

	For the three months ended March 31		
	2005	2004	% Change
Individual Markets	**462**	458	1%
Public/Non-Profit	**1,453**	1,383	5%
FASCorp	**680**	485	40%
401(k)	**511**	496	3%
Retirement Services	**2,644**	2,364	12%
Total	**3,106**	2,822	10%

In quarter

For the first quarter 2005, premiums and deposits increased $450 million or 41% to $1,557 million, which is primarily attributable to Retirement Services.

As discussed in the note 11 to the financial statements, the Company's segregated funds offer Maxim Profile I and II which are portfolios offered by Maxim Series Fund. Beginning in February 2005, these Maxim Series Fund Portfolios purchased guaranteed interest annuity contracts issued by the Company in the amount of $384 million which is included above as a premium. As the general account investment contracts owned by Maxim Series Fund are also in the segregated fund account balances (accounted for in the P/NP and 401(k) lines), the Company has reduced the segregated fund account balances in the Financial Services - Retirement Services customer account values table to avoid the overstatement of customer account values under management.

Sales in the first quarter of 2005 increased due to higher single premium rollovers in the Retirement Services area and improved business-owned life insurance (BOLI) sales offset by lower variable annuity sales in Individual Markets.

For the first quarter 2005, participant accounts increased 10% compared to the first quarter of 2004 due primarily to the increase of recordkeeping participants in FASCorp and the acquisition of EMJAY RPS. Participant accounts increased 5% in the first quarter of 2005 due to the 401(k) acquisition of Metavante which contributed 60,000

participants. In addition, the FASCorp line of business is experiencing positive growth from the American Funds and Fifth Third relationships.

Financial Services - Retirement Services customer account values

	For the three months ended March 31		
	2005	2004	**% Change**
General account - fixed options			
Public/Non-profit	$ 3,778	$ 3,691	2%
401(k)	1,061	688	54%
	$ 4,839	$ 4,379	11%
Segregated funds - variable options			
Public/Non-profit	$ 5,392	$ 5,175	4%
401(k)	6,097	6,157	-1%
	$ 11,489	$ 11,332	1%
Unaffiliated retail investment options & administrative services only			
Public/Non-profit	$ 30,070	$ 26,836	12%
401(k)	5,006	3,105	61%
Institutional (FASCorp)	15,790	9,580	65%
	$ 50,866	$ 39,521	29%

GREAT-WEST
LIFECO INC.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the Company.

FINANCIAL INFORMATION

Consolidated operations	For the three months ended March 31	
	2005	2004
Income:		
Premium income	$ -	$ -
Net investment income	(3)	-
Fee and other income	-	-
Total income	(3)	-
Benefits and expenses:		
Paid or credited to policyholders	-	-
Other	1	-
Restructuring costs	7	9
Amortization of finite life intangible assets	-	-
Net operating income before income taxes	(11)	(9)
Income taxes	1	(2)
Net income before non-controlling interests	(12)	(7)
Non-controlling interests	-	-
Net income	(12)	(7)
Perpetual preferred shareholder dividends	-	-
Net income - common shareholders	$ (12)	$ (7)

Corporate net earnings for Lifeco attributable to common shareholders, in the first quarter of 2005, were a charge of $12 million compared to $7 million in the first quarter of 2004, comprised of the following after-tax charges: restructuring costs incurred in 2005 related to the CLFC acquisition of $4 million ($7 million in 2004), $6 million of U.S. withholding tax (nil in 2004) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $2 million of operating expense (nil in 2004) incurred at the Lifeco level.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended March 31	
	2005	2004
Income		
Premium income	**$ 4,528**	$ 3,411
Net investment income	**1,292**	1,358
Fee and other income	**614**	532
	6,434	5,301
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,816**	3,769
Commissions	**329**	291
Operating expenses	**564**	584
Premium taxes	**61**	52
Financing charges (note 3)	**48**	52
Amortization of finite life intangible assets	**5**	3
Restructuring costs (note 2)	**7**	9
Net income before income taxes	**604**	541
Income taxes - current	**29**	164
Income taxes - future	**120**	(27)
Net income before non-controlling interests	**455**	404
Non-controlling interests (note 6)	**29**	25
Net income - shareholders	**426**	379
Perpetual preferred share dividends	**7**	3
Net income - common shareholders	**$ 419**	$ 376
Earnings per common share (note 10)		
Basic	**$ 0.471**	$ 0.421
Diluted	**$ 0.466**	$ 0.417

GREAT-WEST

LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	March 31, 2005	December 31, 2004	March 31, 2004
Assets			
Bonds	$ 55,439	$ 54,960	$ 55,695
Mortgage loans	14,643	14,554	15,150
Stocks	3,567	3,405	3,260
Real estate	1,679	1,646	1,606
Loans to policyholders	6,572	6,499	6,709
Cash and certificates of deposit	2,804	2,472	2,265
Funds held by ceding insurers	2,209	2,337	3,914
Goodwill	5,328	5,328	5,366
Intangible assets	1,498	1,508	1,399
Other assets	3,297	3,142	3,974
Total assets	$ 97,036	$ 95,851	$ 99,338
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 66,704	$ 65,822	$ 68,265
Provision for claims	1,081	997	946
Provision for policyholder dividends	595	589	535
Provision for experience rating refunds	507	611	599
Policyholder funds	2,067	2,076	2,164
	70,954	70,095	72,509
Debentures and other borrowings (note 4)	2,092	2,088	2,572
Funds held under reinsurance contracts	4,376	4,374	4,790
Other liabilities	4,295	4,356	4,993
Repurchase agreements	800	676	736
Deferred net realized gains	2,168	2,164	2,355
	84,685	83,753	87,955
Preferred shares (note 7)	797	797	927
Capital trust securities and debentures (note 5)	650	651	518
Non-controlling interests (note 6)			
Participating surplus in subsidiaries	1,680	1,654	1,603
Preferred shares issued by subsidiaries	209	209	209
Perpetual preferred shares issued by subsidiaries	158	159	161
Share capital and surplus			
Share capital (note 7)			
Perpetual preferred shares	499	499	199
Common shares	4,659	4,651	4,662
Surplus	4,140	3,904	3,201
Currency translation account	(441)	(426)	(97)
	8,857	8,628	7,965
Liabilities, share capital and surplus	$ 97,036	$ 95,851	$ 99,338

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2005	2004
Balance, beginning of year	**$ 3,904**	$ 2,993
Net income	**426**	379
Change in accounting policy - stock option expense	**-**	(4)
Contributed surplus - Stock option expense		
Change in accounting policy	**-**	5
Current year expense (note 8)	**2**	2
Common share cancellation excess	**(11)**	(27)
Dividends to shareholders		
Perpetual preferred shareholders	**(7)**	(3)
Common shareholders	**(174)**	(144)
Balance, end of period	**$ 4,140**	$ 3,201

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2005	2004
Operations		
Net income	**$ 426**	$ 379
Adjustments for non-cash items:		
Change in policy liabilities	**879**	677
Change in funds held by ceding insurers	**128**	228
Change in funds held under reinsurance contracts	**2**	(174)
Change in current income taxes payable	**(153)**	(71)
Future income tax expense	**120**	(27)
Other	**(362)**	(42)
Cash flows from operations	**1,040**	970
Financing Activities		
Issue of common shares	**10**	12
Purchased and cancelled common shares	**(13)**	(33)
Repayment of debentures and other borrowings	**(1)**	(8)
Dividends paid	**(181)**	(147)
	(185)	(176)
Investment Activities		
Bond sales and maturities	**9,223**	10,215
Mortgage loan repayments	**842**	455
Stock sales	**240**	418
Real estate sales	**36**	34
Change in loans to policyholders	**(37)**	(11)
Change in repurchase agreements	**112**	227
Reinsurance transactions	**-**	(428)
Investment in bonds	**(9,528)**	(10,913)
Investment in mortgage loans	**(970)**	(466)
Investment in stocks	**(389)**	(500)
Investment in real estate	**(52)**	(21)
	(523)	(990)
Increase (decrease) in cash and certificates of deposit	**332**	(196)
Cash and certificates of deposit, beginning of year	**2,472**	2,461
Cash and certificates of deposit, end of period	**$ 2,804**	$ 2,265

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2005 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2004.

(b) New Accounting Requirements for 2005

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline on Consolidation of Variable Interest Entities. As a result, the Company will no longer consolidate Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but will recognize the related debentures, refer to note 5. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

Financial Instruments – Disclosure and Presentation

Effective January 1, 2005, the CICA Handbook Section on Financial Instruments – Disclosure and Presentation was amended to require liability classification, for certain financial instruments. This change in accounting policy has been applied retroactively, refer to notes 5 and 7. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

(c) Certain of 2004 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Restructuring Costs

Restructuring costs related to the acquisition of Canada Life Financial Corporation (CLFC) incurred for the three months ended March 31, 2005 were $39 ($49 for the three months ended March 31, 2004). Of this amount $7 before tax ($4 after tax) ($9 before tax ($7 after tax) in 2004) was charged to income and $32 ($40 in 2004) was charged against the amount accrued as part of the purchase equation of CLFC. Of the $448 total estimated restructuring costs, $384 of these costs have been utilized with the remaining $64 expected to be utilized in 2005. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs. These activities are expected to be substantially completed by the end of 2005.

3. Financing Charges

Financing charges include interest on long-term debentures and other borrowings, previously classified as part of net investment income, together with distributions and interest on capital trust securities and debentures and preferred shares now classified as liabilities as described in note 7 to the financial statements.

	For the three months ended March 31	
	2005	2004
Interest on long-term debentures and other borrowings	**$ 29**	$ 34
Preferred share dividends	**10**	11
Distributions and interest on capital trust securities and debentures	**12**	12
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**	(5)
Total	**$ 48**	$ 52

4. Debentures and Other Borrowings

Debentures and other borrowings consist of the following:

	March 31, 2005	December 31, 2004	March 31, 2004
Short Term			
Commercial paper and other short term borrowings with interest rates from 2.6% to 3.1% (2.2% to 2.5% in 2004)	**$ 114**	$ 114	$ 121
Revolving credit in respect of reinsurance business with interest rates from 2.8% to 3.6% maturing within one year (2.2% to 3.2% in 2004)	**18**	20	26
Total Short Term	**132**	134	147
Long Term			
Operating:			
Notes payable with interest rate of 8.0%	**10**	10	11
Capital:			
Lifeco			
Five year term facility at rates of: $119 at Canadian 90-day Bankers' Acceptance; $31 at 90-day LIBOR rate	**150**	149	597
6.75% Debentures due August 10, 2015, unsecured	**200**	200	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200	200
6.74% Debentures due November 24, 2031, unsecured	**200**	200	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400	400
	1,150	1,149	1,597
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**250**	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**200**	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	**100**	100	100
Acquisition related fair market value adjustment	**34**	35	38
	584	585	588
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured	**216**	210	-
Great-West Life & Annuity Insurance Company			
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	**-**	-	229
Total Long Term	**1,960**	1,954	2,425
Total Debentures and Other Borrowings	**$ 2,092**	$ 2,088	$ 2,572

5. Capital Trust Securities and Debentures

	March 31, 2005	December 31, 2004	March 31, 2004
Capital trust securities:			
Trust securities issued by GWLCT	$ -	$ 350	$ 350
Trust securities issued by CLCT	-	450	450
	-	800	800
Capital trust debentures:			
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	350	-	-
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	300		
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	150	-	-
	800	-	-
Acquisition related fair market value adjustment	36	37	40
Trust securities held by consolidated group as temporary investments	(186)	(186)	(322)
Total	$ 650	$ 651	$ 518

GWLCT, a trust established by The Great-West Life Assurance Company (Great-West), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350, and CLCT, a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450. Effective January 1, 2005 the Company is not consolidating GWLCT and CLCT. The impact of this is to not recognize the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to financing charges on the Summary of Consolidated Operations (see note 3).

6. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West, London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life) and Great-West Life & Annuity Assurance Company (GWL&A) at March 31, 2005 and March 31, 2004.

(a) The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and their subsidiaries reflected in the Summary of Consolidated Operations is as follows:

	2005	2004
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	**$ 30**	$ 24
London Life	**149**	142
Canada Life	**43**	46
GWL&A	**50**	58
Policyholder dividends		
Great-West	**(24)**	(22)
London Life	**(132)**	(130)
Canada Life	**(43)**	(46)
GWL&A	**(49)**	(52)
Net income	**24**	20
Preferred shareholder dividends of subsidiaries	**5**	5
Total	**$ 29**	$ 25

(b) The carrying value of non-controlling interests consist of the following:

	March 31, 2005	December 31, 2004	March 31, 2004
Participating surplus			
Great-West	**$ 366**	$ 360	$ 346
London Life	**1,098**	1,081	998
Canada Life	**17**	17	48
GWL&A	**199**	196	211
	$ 1,680	$ 1,654	$ 1,603
Preferred shares issued by subsidiaries:			
Great-West Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**145**	145	145
Acquisition related fair market value adjustment	**13**	14	16
	$ 158	$ 159	$ 161

7. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares

Unlimited Common Shares

Issued and Outstanding

	March 31, 2005		December 31, 2004		March 31, 2004	
	Number	**Stated Value**	Number	Stated Value	Number	Stated Value
Preferred Shares:						
Classified as liabilities (1)						
Series D, 4.70% Non-Cumulative, First Preferred Shares	**8,000,000**	**$ 200**	8,000,000	$ 200	8,000,000	$ 200
Series E, 4.80% Non-Cumulative, First Preferred Shares	**23,868,115**	**597**	23,868,115	597	23,868,131	597
Series 1, 5.00% Non-Cumulative, First Preferred Shares	**-**	**-**	-	-	5,192,242	130
	31,868,115	**$ 797**	31,868,115	$ 797	37,060,373	$ 927
Perpetual Preferred Shares:						
Classified as equity						
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,006	$ 199
Series G, 5.20% Non-Cumulative First Preferred shares	**12,000,000**	**300**	12,000,000	300	-	-
	19,957,001	**$ 499**	19,957,001	$ 499	7,957,006	$ 199
Common Shares:						
Balance, beginning of year	**890,592,348**	**$ 4,651**	893,123,924	$ 4,657	893,123,924	$ 4,658
Purchased and cancelled under Normal Course Issuer Bid	**(476,000)**	**(2)**	(5,217,700)	(26)	(1,369,000)	(7)
Issued under Stock Option Plan	**1,102,790**	**10**	2,686,124	20	1,651,278	11
Balance, end of period	**891,219,138**	**$ 4,659**	890,592,348	$ 4,651	893,406,202	$ 4,662

(1)The adoption of the amendments to the CICA Handbook section on Financial Instruments – Disclosure and Presentation (refer to note 1(b)) resulted in the reclassification of the Series D, 4.70% Non-Cumulative, First Preferred Shares and the Series E, 4.80% Non-Cumulative, First Preferred Shares to liabilities. Dividends on preferred shares classified as liabilities have been reclassified as financing charges (refer to note 3).

8. Stock Based Compensation

100,000 options were granted under the Company's stock option plan for the three months ended March 31, 2005 (141,000 options were granted during the first quarter of 2004). The weighted-average fair value of options granted during the three months ended March 31, 2005 was $6.68 per option ($6.53 per option during the three months ended March 31, 2004). Compensation expense of $2, after tax, has been recognized for the three months ended March 31, 2005 ($2 in 2004).

9. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended March 31	
	2005	2004
Pension benefits	$ 18	$ 16
Other benefits	10	14
Total	$ 28	$ 30

10. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31	
	2005	2004
a) Earnings		
Net income - common shareholders	$ 419	$ 376
b) Number of Common Shares at March 31		
Average number of common shares outstanding	890,865,663	893,373,884
Add:		
-Potential exercise of outstanding stock options	8,206,778	8,502,772
Average number of common shares outstanding - diluted basis	899,072,441	901,876,656
Earnings per Common Share		
Basic	$ 0.471	$ 0.421
Diluted	$ 0.466	$ 0.417

11. Related Party Transactions (changes since December 31, 2004 annual report)

During the first quarter of 2005, Great-West Life & Annuity Insurance Company received $384 of funds that were invested by an affiliated company, Maxim Series Fund Inc. The Company recorded this transaction as premium income in the general account. All transactions were at market terms and conditions.

12. Segmented Information

Consolidated Operations

For the three months ended March 31, 2005

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,509	$ 1,815	$ 1,204	$ -	$ 4,528
Net investment income	684	240	371	(3)	1,292
Fee and other income	189	131	294	-	614
Total income	2,382	2,186	1,869	(3)	6,434
Benefits and Expenses:					
Paid or credited to policyholders	1,519	1,941	1,356	-	4,816
Other	579	118	304	1	1,002
Restructuring costs	-	-	-	7	7
Amortization of intangible assets	4	1	-	-	5
Net operating income before income taxes	280	126	209	(11)	604
Income taxes	61	23	64	1	149
Net income before non-controlling interests	219	103	145	(12)	455
Non-controlling interests	26	2	1	-	29
Net income - shareholders	193	101	144	(12)	426
Perpetual preferred share dividends	7	-	-	-	7
Net income - common shareholders	$ 186	$ 101	$ 144	$ (12)	$ 419

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,878	$ 1,302	$ 231	$ -	$ 3,411
Net investment income	675	248	435	-	1,358
Fee and other income	171	83	278	-	532
Total income	2,724	1,633	944	-	5,301
Benefits and Expenses:					
Paid or credited to policyholders	2,016	1,395	358	-	3,769
Other	495	145	339	-	979
Restructuring costs	-	-	-	9	9
Amortization of intangible assets	3	-	-	-	3
Net operating income before income taxes	210	93	247	(9)	541
Income taxes	42	14	83	(2)	137
Net income before non-controlling interests	168	79	164	(7)	404
Non-controlling interests	18	2	5	-	25
Net income - shareholders	150	77	159	(7)	379
Perpetual preferred share dividends	3	-	-	-	3
Net income - common shareholders	$ 147	$ 77	$ 159	$ (7)	$ 376

GREAT-WEST
LIFECO INC.

Member of the Power Financial Corporation group of companies.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

GREAT-WEST LIFECO INC.

RELEASE

Readers are referred to the disclaimer regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX: GWO

Great-West Lifeco reports first quarter 2005 results

London, ON May 5, 2005 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $423 million for the three months ended March 31, 2005, compared to $383 million reported a year ago. On a per share basis, this represents $0.475 per common share for the first quarter of 2005, an increase of 11% compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $419 million, up from $376 million.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- Earnings per common share for the first quarter of 2005, excluding restructuring charges, increased 11% compared to a year ago.
- Return on common shareholders' equity, excluding restructuring costs, was 20.7% for the twelve months ended March 31, 2005.
- Assets under administration at March 31, 2005 totalled $167 billion, up $2.1 billion from December 31, 2004 levels.
- Quarterly dividends declared were 19.5¢ per common share, payable June 30, 2005. Dividends paid on common shares for the three months ended March 31, 2005 were 21% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

.../2

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the first quarter of 2005 increased 27% to $186 million from $147 million at March 31, 2004.

Total sales for the three months ended March 31, 2005 were $1.8 billion, an increase of $116 million over the first quarter of 2004. Fee income for the period increased $18 million.

Total assets under administration at March 31, 2005 were $82.6 billion, up $0.9 billion from December 31, 2004 levels, with increases in the general fund of $0.2 billion and in segregated funds of $0.7 billion.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the first quarter of 2005 increased 31% to $101 million from $77 million at March 31, 2004.

Total sales for the three months ended March 31, 2005 were $2.1 billion, an increase of $495 million over the first quarter of 2004. Fee income for the period increased $48 million.

Total assets under administration at March 31, 2005 were $39.5 billion, up $0.6 billion from December 31, 2004 levels, with increases in the general fund of $0.3 billion and increases in segregated funds of $0.3 billion.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the first quarter of 2005 in US $, increased 9% to $110 million from $101 million at March 31, 2004. Translated to Canadian $, earnings were $144 million compared to $159 million in 2004.

Total sales for the three months ended March 31, 2005 were US $645 million, reflecting an increase in Financial Services sales, offset by lower Healthcare sales. Fee income for the period increased by US $29 million.

Total assets under administration at US $37.1 billion at March 31, 2005 were essentially unchanged from December 31, 2004 levels.

CORPORATE

Corporate net earnings for Lifeco attributable to common shareholders, were a net charge of $12 million for the first quarter of 2005. These results are mostly comprised of restructuring costs related to the CLFC acquisition and U.S. withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries.

.../3

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.195 per share on the common shares of the Company payable June 30, 2005 to shareholders of record at the close of business June 2, 2005.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share; and
- Series G First Preferred Shares of $0.325 per share payable June 30, 2005 to shareholders of record at the close of business June 2, 2005.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its companies, including Canada Life have $167 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Forward-Looking Information and Non-GAAP Financial Measures

This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

.../4

Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance excluding acquisition related restructuring charges. These are non-GAAP financial measures that do not have standard meanings and are not directly comparable to similar measures used by other issuers.

Further information
Selected financial information is attached.

Great-West Lifeco's first quarter analyst teleconference will be held Thursday, May 5, at 3:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-405-8532
- Participants from North America: 1-877-295-2825
- Participants from Overseas: Dial international access code first, then 800-3420-4230.

A replay of the call will be available from May 5, until May 12, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3149494#).

Additional information relating to Lifeco, including most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	2005	2004	% Change
For the three months ended March 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 4,528**	$ 3,411	33%
Self-funded premium equivalents (ASO contracts)	**1,890**	2,007	-6%
Segregated funds deposits:			
Individual products	**1,572**	1,658	-5%
Group products	**1,228**	2,613	-53%
Total premiums and deposits	**9,218**	9,689	-5%
Fee and other income	**614**	532	15%
Paid or credited to policyholders	**4,816**	3,769	28%
Net income - common shareholders before restructuring costs (1)	**423**	383	10%
Restructuring costs after tax (1)	**4**	7	-43%
Net income - common shareholders	**419**	376	11%
Per Common Share			
Basic earnings before restructuring costs (1)	**$ 0.475**	$ 0.428	11%
Restructuring costs after tax (1)	**0.004**	0.007	-43%
Basic earnings after restructuring costs	**0.471**	0.421	12%
Dividends paid	**0.195**	0.16125	21%
Book value	**9.38**	8.70	8%
Return on common shareholders' equity (12 months):			
Net income before restructuring costs (1)	**20.7%**	19.8%	
Net income	**20.4%**	19.5%	
At March 31			
Total assets	**$ 97,036**	$ 99,338	-2%
Segregated funds assets	**69,927**	66,147	6%
Total assets under administration	**$ 166,963**	$ 165,485	1%
Share capital and surplus	**$ 8,857**	$ 7,965	11%

(1) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 in the Company's interim financial statements). The costs include $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring charges related to the acquisition of CLFC, and incurred during the period.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended March 31	
	2005	2004
Income		
Premium income	**$ 4,528**	$ 3,411
Net investment income	**1,292**	1,358
Fee and other income	**614**	532
	6,434	5,301
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,816**	3,769
Commissions	**329**	291
Operating expenses	**564**	584
Premium taxes	**61**	52
Financing charges (note 3)	**48**	52
Amortization of finite life intangible assets	**5**	3
Restructuring costs (note 2)	**7**	9
Net income before income taxes	**604**	541
Income taxes - current	**29**	164
- future	**120**	(27)
Net income before non-controlling interests	**455**	404
Non-controlling interests (note 6)	**29**	25
Net income - shareholders	**426**	379
Perpetual preferred share dividends	**7**	3
Net income - common shareholders	**$ 419**	$ 376
Earnings per common share (note 10)		
Basic	**$ 0.471**	$ 0.421
Diluted	**$ 0.466**	$ 0.417

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	March 31, 2005	December 31, 2004	March 31, 2004
Assets			
Bonds	**$ 55,439**	$ 54,960	$ 55,695
Mortgage loans	**14,643**	14,554	15,150
Stocks	**3,567**	3,405	3,260
Real estate	**1,679**	1,646	1,606
Loans to policyholders	**6,572**	6,499	6,709
Cash and certificates of deposit	**2,804**	2,472	2,265
Funds held by ceding insurers	**2,209**	2,337	3,914
Goodwill	**5,328**	5,328	5,366
Intangible assets	**1,498**	1,508	1,399
Other assets	**3,297**	3,142	3,974
Total assets	**$ 97,036**	$ 95,851	$ 99,338
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 66,704**	$ 65,822	$ 68,265
Provision for claims	**1,081**	997	946
Provision for policyholder dividends	**595**	589	535
Provision for experience rating refunds	**507**	611	599
Policyholder funds	**2,067**	2,076	2,164
	70,954	70,095	72,509
Debentures and other borrowings (note 4)	**2,092**	2,088	2,572
Funds held under reinsurance contracts	**4,376**	4,374	4,790
Other liabilities	**4,295**	4,356	4,993
Repurchase agreements	**800**	676	736
Deferred net realized gains	**2,168**	2,164	2,355
	84,685	83,753	87,955
Preferred shares (note 7)	**797**	797	927
Capital trust securities and debentures (note 5)	**650**	651	518
Non-controlling interests (note 6)			
Participating surplus in subsidiaries	**1,680**	1,654	1,603
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**158**	159	161
Share capital and surplus			
Share capital (note 7)			
Perpetual preferred shares	**499**	499	199
Common shares	**4,659**	4,651	4,662
Surplus	**4,140**	3,904	3,201
Currency translation account	**(441)**	(426)	(97)
	8,857	8,628	7,965
Liabilities, share capital and surplus	**$ 97,036**	$ 95,851	$ 99,338

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2005	2004
Balance, beginning of year	**$ 3,904**	$ 2,993
Net income	**426**	379
Change in accounting policy - stock option expense	**-**	(4)
Contributed surplus - Stock option expense		
Change in accounting policy	**-**	5
Current year expense (note 8)	**2**	2
Common share cancellation excess	**(11)**	(27)
Dividends to shareholders		
Perpetual preferred shareholders	**(7)**	(3)
Common shareholders	**(174)**	(144)
Balance, end of period	**$ 4,140**	$ 3,201

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended March 31	
	2005	2004
Operations		
Net income	**$ 426**	$ 379
Adjustments for non-cash items:		
Change in policy liabilities	**879**	677
Change in funds held by ceding insurers	**128**	228
Change in funds held under reinsurance contracts	**2**	(174)
Change in current income taxes payable	**(153)**	(71)
Future income tax expense	**120**	(27)
Other	**(362)**	(42)
Cash flows from operations	**1,040**	970
Financing Activities		
Issue of common shares	**10**	12
Purchased and cancelled common shares	**(13)**	(33)
Repayment of debentures and other borrowings	**(1)**	(8)
Dividends paid	**(181)**	(147)
	(185)	(176)
Investment Activities		
Bond sales and maturities	**9,223**	10,215
Mortgage loan repayments	**842**	455
Stock sales	**240**	418
Real estate sales	**36**	34
Change in loans to policyholders	**(37)**	(11)
Change in repurchase agreements	**112**	227
Reinsurance transactions	**-**	(428)
Investment in bonds	**(9,528)**	(10,913)
Investment in mortgage loans	**(970)**	(466)
Investment in stocks	**(389)**	(500)
Investment in real estate	**(52)**	(21)
	(523)	(990)
Increase (decrease) in cash and certificates of deposit	**332**	(196)
Cash and certificates of deposit, beginning of year	**2,472**	2,461
Cash and certificates of deposit, end of period	**$ 2,804**	$ 2,265

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2005 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2004.

(b) New Accounting Requirements for 2005

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline on Consolidation of Variable Interest Entities. As a result, the Company will no longer consolidate Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but will recognize the related debentures, refer to note 5. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

Financial Instruments – Disclosure and Presentation

Effective January 1, 2005, the CICA Handbook Section on Financial Instruments – Disclosure and Presentation was amended to require liability classification, for certain financial instruments. This change in accounting policy has been applied retroactively, refer to notes 5 and 7. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

(c) Certain of 2004 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Restructuring Costs

Restructuring costs related to the acquisition of Canada Life Financial Corporation (CLFC) incurred for the three months ended March 31, 2005 were $39 ($49 for the three months ended March 31, 2004). Of this amount $7 before tax ($4 after tax) ($9 before tax ($7 after tax) in 2004) was charged to income and $32 ($40 in 2004) was charged against the amount accrued as part of the purchase equation of CLFC. Of the $448 total estimated restructuring costs, $384 of these costs have been utilized with the remaining $64 expected to be utilized in 2005. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs. These activities are expected to be substantially completed by the end of 2005.

3. Financing Charges

Financing charges include interest on long-term debentures and other borrowings, previously classified as part of net investment income, together with distributions and interest on capital trust securities and debentures and preferred shares now classified as liabilities as described in note 7 to the financial statements.

	For the three months ended March 31	
	2005	2004
Interest on long-term debentures and other borrowings	**$ 29**	$ 34
Preferred share dividends	**10**	11
Distributions and interest on capital trust securities and debentures	**12**	12
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**	(5)
Total	**$ 48**	$ 52

4. Debentures and Other Borrowings

Debentures and other borrowings consist of the following:

	March 31, 2005	December 31, 2004	March 31, 2004
Short Term			
Commercial paper and other short term borrowings with interest rates from 2.6% to 3.1% (2.2% to 2.5% in 2004)	**$ 114**	$ 114	$ 121
Revolving credit in respect of reinsurance business with interest rates from 2.8% to 3.6% maturing within one year (2.2% to 3.2% in 2004)	**18**	20	26
Total Short Term	**132**	134	147
Long Term			
Operating:			
Notes payable with interest rate of 8.0%	**10**	10	11
Capital:			
Lifeco			
Five year term facility at rates of: $119 at Canadian 90-day Bankers' Acceptance; $31 at 90-day LIBOR rate	**150**	149	597
6.75% Debentures due August 10, 2015, unsecured	**200**	200	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200	200
6.74% Debentures due November 24, 2031, unsecured	**200**	200	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400	400
	1,150	1,149	1,597
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**250**	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**200**	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	**100**	100	100
Acquisition related fair market value adjustment	**34**	35	38
	584	585	588
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured	**216**	210	-
Great-West Life & Annuity Insurance Company			
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	**-**	-	229
Total Long Term	**1,960**	1,954	2,425
Total Debentures and Other Borrowings	**$ 2,092**	$ 2,088	$ 2,572

5. Capital Trust Securities and Debentures

	March 31, 2005	December 31, 2004	March 31, 2004
Capital trust securities:			
Trust securities issued by GWLCT	**$ -**	$ 350	$ 350
Trust securities issued by CLCT	**-**	450	450
	-	800	800
Capital trust debentures:			
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	-	-
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**		
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	-	-
	800	-	-
Acquisition related fair market value adjustment	**36**	37	40
Trust securities held by consolidated group as temporary investments	**(186)**	(186)	(322)
Total	**$ 650**	$ 651	$ 518

GWLCT, a trust established by The Great-West Life Assurance Company (Great-West), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350, and CLCT, a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450. Effective January 1, 2005 the Company is not consolidating GWLCT and CLCT. The impact of this is to not recognize the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to financing charges on the Summary of Consolidated Operations (see note 3).

6. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West, London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life) and Great-West Life & Annuity Assurance Company (GWL&A) at March 31, 2005 and March 31, 2004.

(a) The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and their subsidiaries reflected in the Summary of Consolidated Operations is as follows:

	2005	2004
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	**$ 30**	$ 24
London Life	**149**	142
Canada Life	**43**	46
GWL&A	**50**	58
Policyholder dividends		
Great-West	**(24)**	(22)
London Life	**(132)**	(130)
Canada Life	**(43)**	(46)
GWL&A	**(49)**	(52)
Net income	**24**	20
Preferred shareholder dividends of subsidiaries	**5**	5
Total	**$ 29**	$ 25

(b) The carrying value of non-controlling interests consist of the following:

	March 31, 2005	December 31, 2004	March 31, 2004
Participating surplus			
Great-West	**$ 366**	$ 360	$ 346
London Life	**1,098**	1,081	998
Canada Life	**17**	17	48
GWL&A	**199**	196	211
	$ 1,680	$ 1,654	$ 1,603
Preferred shares issued by subsidiaries:			
Great-West Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**145**	145	145
Acquisition related fair market value adjustment	**13**	14	16
	$ 158	$ 159	$ 161

7. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	March 31, 2005		December 31, 2004		March 31, 2004	
	Number	**Stated Value**	Number	Stated Value	Number	Stated Value
Preferred Shares:						
Classified as liabilities (1)						
Series D, 4.70% Non-Cumulative, First Preferred Shares	**8,000,000**	**$ 200**	8,000,000	$ 200	8,000,000	$ 200
Series E, 4.80% Non-Cumulative, First Preferred Shares	**23,868,115**	**597**	23,868,115	597	23,868,131	597
Series 1, 5.00% Non-Cumulative, First Preferred Shares	**-**	**-**	-	-	5,192,242	130
	31,868,115	**$ 797**	31,868,115	$ 797	37,060,373	$ 927
Perpetual Preferred Shares:						
Classified as equity						
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,006	$ 199
Series G, 5.20% Non-Cumulative First Preferred shares	**12,000,000**	**300**	12,000,000	300	-	-
	19,957,001	**$ 499**	19,957,001	$ 499	7,957,006	$ 199
Common Shares:						
Balance, beginning of year	**890,592,348**	**$ 4,651**	893,123,924	$ 4,657	893,123,924	$ 4,658
Purchased and cancelled under Normal Course Issuer Bid	**(476,000)**	**(2)**	(5,217,700)	(26)	(1,369,000)	(7)
Issued under Stock Option Plan	**1,102,790**	**10**	2,686,124	20	1,651,278	11
Balance, end of period	**891,219,138**	**$ 4,659**	890,592,348	$ 4,651	893,406,202	$ 4,662

(1)The adoption of the amendments to the CICA Handbook section on Financial Instruments – Disclosure and Presentation (refer to note 1(b)) resulted in the reclassification of the Series D, 4.70% Non-Cumulative, First Preferred Shares and the Series E, 4.80% Non-Cumulative, First Preferred Shares to liabilities. Dividends on preferred shares classified as liabilities have been reclassified as financing charges (refer to note 3).

8. Stock Based Compensation

100,000 options were granted under the Company's stock option plan for the three months ended March 31, 2005 (141,000 options were granted during the first quarter of 2004). The weighted-average fair value of options granted during the three months ended March 31, 2005 was $6.68 per option ($6.53 per option during the three months ended March 31, 2004). Compensation expense of $2, after tax, has been recognized for the three months ended March 31, 2005 ($2 in 2004).

9. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended March 31	
	2005	2004
Pension benefits	$ **18**	$ 16
Other benefits	**10**	14
Total	$ **28**	$ 30

10. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31	
	2005	2004
a) Earnings		
Net income - common shareholders	$ **419**	$ 376
b) Number of Common Shares at March 31		
Average number of common shares outstanding	**890,865,663**	893,373,884
Add:		
-Potential exercise of outstanding stock options	**8,206,778**	8,502,772
Average number of common shares outstanding - diluted basis	**899,072,441**	901,876,656
Earnings per Common Share		
Basic	$ **0.471**	$ 0.421
Diluted	$ **0.466**	$ 0.417

11. Related Party Transactions (changes since December 31, 2004 annual report)

During the first quarter of 2005, Great-West Life & Annuity Insurance Company received $384 of funds that were invested by an affiliated company, Maxim Series Fund Inc. The Company recorded this transaction as premium income in the general account. All transactions were at market terms and conditions.

GREAT-WEST
LIFECO INC.

12. Segmented Information

Consolidated Operations

For the three months ended March 31, 2005

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,509	$ 1,815	$ 1,204	$ -	$ 4,528
Net investment income	684	240	371	(3)	1,292
Fee and other income	189	131	294	-	614
Total income	2,382	2,186	1,869	(3)	6,434
Benefits and Expenses:					
Paid or credited to policyholders	1,519	1,941	1,356	-	4,816
Other	579	118	304	1	1,002
Restructuring costs	-	-	-	7	7
Amortization of intangible assets	4	1	-	-	5
Net operating income before income taxes	280	126	209	(11)	604
Income taxes	61	23	64	1	149
Net income before non-controlling interests	219	103	145	(12)	455
Non-controlling interests	26	2	1	-	29
Net income - shareholders	193	101	144	(12)	426
Perpetual preferred share dividends	7	-	-	-	7
Net income - common shareholders	$ 186	$ 101	$ 144	$ (12)	$ 419

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,878	$ 1,302	$ 231	$ -	$ 3,411
Net investment income	675	248	435	-	1,358
Fee and other income	171	83	278	-	532
Total income	2,724	1,633	944	-	5,301
Benefits and Expenses:					
Paid or credited to policyholders	2,016	1,395	358	-	3,769
Other	495	145	339	-	979
Restructuring costs	-	-	-	9	9
Amortization of intangible assets	3	-	-	-	3
Net operating income before income taxes	210	93	247	(9)	541
Income taxes	42	14	83	(2)	137
Net income before non-controlling interests	168	79	164	(7)	404
Non-controlling interests	18	2	5	-	25
Net income - shareholders	150	77	159	(7)	379
Perpetual preferred share dividends	3	-	-	-	3
Net income - common shareholders	$ 147	$ 77	$ 159	$ (7)	$ 376

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, R. L. McFeetors, Co-President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

May 5, 2005

'R. L. McFeetors'
President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, W. W. Lovatt, Vice-President, Finance, Canada, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

May 5, 2005

'W. W. Lovatt'
Vice-President, Finance, Canada

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, M. T. G. Graye, Vice-President, Finance, United States, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

May 5, 2005

'M. T. G. Graye'
Vice-President, Finance, United States

Exemption # 82-34728

Great-West Lifeco Inc.

Annual Meeting of Shareholders

May 5, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Show of Hands

	Business	Outcome of Vote
1.	The election of the following 21 individuals as Directors	**Carried**
a)	Gail S. Asper	
b)	James W. Burns, O.C.	
c)	Orest T. Dackow	
d)	André Desmarais, O.C.	
e)	Paul Desmarais, Jr., O.C.	
f)	Robert Gratton	
g)	Daniel Johnson	
h)	Kevin P. Kavanagh, C.M.	
i)	Peter Kruyt	
j)	J. Blair MacAulay	
k)	The Right Honourable Donald F. Mazankowski, P.C., O.C.	
l)	William T. McCallum	
m)	Raymond L. McFeetors	
n)	Randall L. Moffat	
o)	Jerry E. A. Nickerson	
p)	David A. Nield	
q)	R. Jeffrey Orr	
r)	Gordon F. Osbaldeston, P.C., C.C.	
s)	Michel Plessis-Bélair, F.C.A.	
t)	Guy St-Germain, C.M.	
u)	Gérard Veilleux, O.C.	
2.	The appointment of Deloitte & Touche LLP as auditor	**Carried**

GREAT-WEST
LIFECO INC.

RELEASE

TSX: GWO

Great-West Lifeco subsidiary acquires annuity business in the United Kingdom

Winnipeg, Thursday, May 12, 2005 . . . Great-West Lifeco today announced that its United Kingdom subsidiary, Canada Life Limited, has reached an agreement to acquire the payout annuity business of Phoenix and London Assurance Limited, a unit of the Resolution Life Group in the United Kingdom.

The block of business includes approximately 58,000 annuity policies, almost doubling Canada Life Limited's current annuity business. At year-end 2004, the value of the assets and liabilities was £2.18 billion ($5.1 billion Cdn). The actual value of the transaction will depend on the asset values at the date of closing. The transaction is expected to be accretive to Lifeco earnings in 2005 and subsequent years.

"Canada Life holds a strong position in the payout annuity market. This acquisition advances our strategy to capitalize on the company's position in core European markets," said Raymond L. McFeetors, President and Chief Executive Officer of Lifeco.

The Company will begin to assume the risk effective July 1, 2005. Final closing is expected to be in the 4th quarter of this year, subject to regulatory and legal approvals.

Great-West Lifeco Inc. (TSX: GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $167 billion in assets under administration. Lifeco is a member of the Power Financial Corporation group of companies.

For more information, contact:
Libbie Jennings, Media Relations
416-552-5598
libbie_Jennings@canadalife.com